Exhibit 99.1

IM Cannabis to Acquire Oranim, Jerusalem’s Leading
Medical Cannabis Pharmacy

Transaction positions IM Cannabis as one of the largest retailers of medical cannabis in Israel; Retail segment combined annualized revenue of approximately $44 million

Oranim’s trailing 12-month revenue approximately $16.5 million and gross margin approximately 25%1 before recognizing synergies

Toronto, Canada and Glil Yam, Israel – December 1, 2021 – IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC, NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany today announced that IMC Holdings Ltd. (“IMC Holdings”), a wholly-owned Israeli subsidiary of the Company, will acquire 51.3% of the outstanding ordinary shares of Oranim Plus Pharm Ltd., an Israeli company holding 99.5% of the rights in Oranim Pharm Partnership (“Oranim”), resulting in IMC Holdings holding 51% of the rights in Oranim (the “Acquisition”). Oranim is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area.

Oranim, centrally located in Jerusalem, is a well-established brand with a fourteen year track record of successfully serving the needs of medical cannabis patients in the area. For the twelve months ending October 31, 2021, Oranim generated revenues of approximately $16.5 million, with a gross margin1 from Cannabis activity of approximately 25% and positive EBITDA2. Oranim holds a pharmacy license from the Israeli Medical Cannabis Unit ("IMCU") to sell medical cannabis to patients.

With the signing of the definitive agreement of the Oranim acquisition, IM Cannabis has signed four definitive agreements with cannabis pharamcies in Israel with a combined run rate revenue of approximately $44 million. These transactions not only position the Company as one of the largest cannabis retailers in Israel, they also form a critical foundation of IM Cannabis’ vertically integrated multi-country strategy. With the recent import permit granted by the Ministry of Health and the upcoming launch of WAGNERS premium brand, indoor-grown dried flower from the Company’s Canadian grow facilities, IM Cannabis’ global seed-to-sale platform will continue to extend its reach while maximizing revenue and margins.

Commenting on the transaction, Oren Shuster, Chief Executive Officer of IM Cannabis stated, “As one of the largest medical cannabis pharmacies in Israel, the acquisition of Oranim positions IM Cannabis as one of the largest distributors of medical cannabis in the country and provides IM Cannabis with a strategic entry point into its largest city and most populated area. Consistent with our stated strategy of vertical integration, this transaction increases our distribution reach in Israel, provides margin enhancing opportunities, and gives medical cannabis patients access to high quality, premium cannabis. With rapid growth in the Israeli medical cannabis market and in anticipation of potential legislative reform, the addition of Oranim and their dedicated employees will be a positive contribution to IM Cannabis.”

1 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics".
2 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

IMC Holdings has signed a definitive agreement in respect of the Acquisition for total consideration of approximately NIS 11.94 million (approximately $4.9 million), to be paid in cash and common shares of the Company. The cash consideration component of approximately NIS 10.40 million (approximately $4.3 million) will be paid in two installments, with 50% paid at signing of the definitive agreement and 50% payable upon IMCU approval. The share consideration component of NIS 1.54 million (approximately $630 thousand) will be paid at Closing of the Acquisition ("Closing"), with the number of shares issuable (the “Consideration Shares”) calculated based on the average closing price of IM Cannabis’ common shares on the Nasdaq Capital Market for the 14 trading days prior to Closing. The Consideration Shares are subject to a staggered three-month lockup after Closing.

Closing is conditional upon receipt of all requisite approvals, including from the IMCU. It is expected that Closing will occur in the second quarter of 2022.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which cultivates, imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to medical patients. In Canada, the Company operates through Trichome JWC Acquisition Corp. d/b/a JWC and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands

Financial Outlook

The Company and its management believe that the estimated revenues contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered future-oriented financial outlooks and financial information (collectively, “FOFI") under applicable securities laws. These estimates and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations regarding its proposed acquisitions of Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies, R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and High Way Shinua Ltd., Revoly Trading and Marketing Ltd. dba Vironna Pharm, and Oranim, and the estimated consolidated future revenue resulting from such acquisitions. However, because this information is highly subjective and subject to numerous risks, including the risks discussed and referenced in this press release, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IM Cannabis has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to ability of the Company to complete the Acquisition described above, to successfully integrate the business of Oranim and to realize the anticipated benefits to IM Cannabis of the Acquisition described above, the increased reach of the Company’s retail presence and distribution capability of medical cannabis in Israel; the global revenue and the margin opportunities that the Company expects to leverage in the Israeli retail medical cannabis market; the expected legalization of adult-use recreational cannabis in Israel, the anticipated closing date and expected completion of the Acquisition, including the Company’s receipt of IMCU approval in connection with the acquisition of Israeli cannabis licenses.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the parties to obtain, in a timely manner, all necessary corporate, governmental and regulatory approvals to consummate the Acquisition; and the ability of the parties to satisfy all other closing conditions of the Acquisition on the anticipated terms and timeline.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s management’s discussion and analysis dated November 15, 2021 and annual information form dated April 26, 2021 (the “AIF”) filed with Canadian securities regulators and which are available on the Company’s issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-IFRS Financial Metrics

This press release includes reference to "EBITDA" and "Gross Margin", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. IM Cannabis has used or included these non-IFRS measures solely to provide investors with added insight into Oranim’s financial performance as context for the Acquisition. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Investor & Media Contacts:

Maya Lustig,
Director Investor & Public Relations
IM Cannabis	KCSA Strategic Communications
Tel. +972-54-677-8100	Kathleen Heaney
maya.l@imcannabis.com	imcannabis@kcsa.com